Global X Funds
605 3rd Avenue, 43rd Floor
New York, NY 10158

October 27, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Sir or Madam:

I am writing on behalf of the Trust, pursuant to Rule 477 under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Trust’s registration statement on Form N-1A filed with EDGAR on submission type 485BXT, which was accepted via the EDGAR system on October 21, 2025 (Accession No. 0001432353-25-000564). The incorrect series and class information was transmitted to the Commission. The Trust represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Trust respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. 0001432353-25-000564) filed under the EDGAR submission type 485BXT.
If you have any questions, or require anything further regarding this request, please contact me at (646) 716-3239.

Sincerely,

/s/ Jasmin M. Ali
Jasmin M. Ali
General Counsel